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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)


                               Franklin Quest Co.
            -------------------------------------------------------
                                (Name of Issuer)


                         Common  Stock, $.05 Par Value
            -------------------------------------------------------
                         (Title of Class of Securities)

                                  354596-10-8
                             ---------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                Page 1 of 6 Pages

                                      13G
- ---------------------                                         -----------------
CUSIP NO. 354596-10-8                                         PAGE 2 OF 6 PAGES
- ---------------------                                         -----------------
- -------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Dennis R. Webb (S.S. No. ###-##-####)
- -------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  / /
                                                                (b)  / /
- -------------------------------------------------------------------------------
3       SEC USE ONLY

- -------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
- -------------------------------------------------------------------------------
                5       SOLE VOTING POWER

                          47,500
 NUMBER OF      ---------------------------------------------------------------
   SHARES       6       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                1,493,212
    EACH        ---------------------------------------------------------------
 REPORTING      7       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  47,500
                ---------------------------------------------------------------
                8       SHARED DISPOSITIVE POWER

                          1,493,212
- -------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,540,712
- -------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

- -------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.1%
- -------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

          IN
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                      13G
- ---------------------                                         -----------------
CUSIP NO. 354596-10-8                                         PAGE 3 OF 6 PAGES
- ---------------------                                         -----------------
- -------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Martsie D. Webb
- -------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  / /
                                                                (b)  / /
- -------------------------------------------------------------------------------
3       SEC USE ONLY

- -------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
- -------------------------------------------------------------------------------
                5       SOLE VOTING POWER

                          None
 NUMBER OF      ---------------------------------------------------------------
   SHARES       6       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                1,540,712
    EACH        ---------------------------------------------------------------
 REPORTING      7       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  None
                ---------------------------------------------------------------
                8       SHARED DISPOSITIVE POWER

                          1,540,712
- -------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,540,712
- -------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

- -------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.1%
- -------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

          IN
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 354596-10-8              13G            PAGE 4 OF 6 PAGES

ITEM 1.

        (a)     Name of Issuer:

                        Franklin Quest Co. (the "Company")

        (b)     Address of Issuer's Principal Executive Offices:

                        2200 West Parkway Boulevard
                        Salt Lake City, Utah 84119-2331


ITEM 2.

        (a)     Name of Persons Filing:

                        Dennis R. Webb and Martsie D. Webb
                        (the "Reporting Persons")

        (b)     Address of Principal Business Office or, if none, Residence:

                        9327 Midlothian Turnpike, Suite 1B
                        Richmond, Virginia 23235

        (c)     Citizenship:

                        The Reporting Persons are United States citizens.

        (d)     Title of Class of Securities:

                        Common Stock, $.05 Par Value (the "Common Stock")

        (e)     CUSIP Number:

                        354596-10-8


ITEM 3.

                This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).


ITEM 4.         OWNERSHIP

                On November 19, 1992, the shares of the Company's Common Stock, which were held by Mr. Webb as Trustee of The Dennis R. Webb Trust, were transferred to the Reporting Persons as tenants in common.

        (a) Amount beneficially owned by Mr. Webb as of December 31, 1995: 1,540,712

                Amount beneficially owned by Mrs. Webb as of December 31, 1995: 1,540,712*


- ---------------
* Includes 47,500 shares beneficially owned by Mr. Webb, which Mrs. Webb, as the spouse of Mr. Webb, may be deemed to beneficially own as a result of such relationship.

CUSIP NO. 354596-10-8                    13G                  PAGE 5 OF 6 PAGES

(b) Percent of class owned by Mr. Webb as of December 31, 1995: 7.1% Percent of class owned by Mrs. Webb as of December 31, 1995: 7.1%

(c)     Number of shares as to which the Reporting Persons have:

        (i)     sole power to vote or direct the vote:

                As of December 31, 1995, Mr. Webb had sole power to vote or direct the vote of 47,500 shares, which included 32,500 shares held by Mr. Webb as Trustee of The Lighthouse Foundation, as to which Mr. Webb has sole investment and voting power, and 15,000 shares underlying currently exercisable options. Mrs. Webb did not have sole power to vote or direct the vote of any shares.

         (ii)   shared power to vote or direct the vote:

                As of December 31, 1995, the Reporting Persons shared the power to vote or direct the vote of 1,493,212 shares held by the Reporting Persons as tenants in common. In addition, Mrs. Webb, the spouse of Mr. Webb may, as a result of such relationship, be deemed to share voting power with respect to the shares held by Mr. Webb.

        (iii)   sole power to dispose or to direct the disposition of:

                As of December 31, 1995, Mr. Webb had sole power to dispose or direct the disposition of 47,500 shares, which included 32,500 shares held by Mr. Webb as Trustee of The Lighthouse Foundation, as to which Mr. Webb has sole investment and voting power, and 15,000 shares underlying currently exercisable options. Mrs. Webb did not have sole power to dispose or direct the disposition of any shares.

        (iv)    shared power to dispose or to direct the disposition of:

                As of December 31, 1995, the Reporting Persons shared the power to dispose or direct the disposition of 1,493,212 shares held by the Reporting Persons as tenants in common. In addition, Mrs. Webb, the spouse of Mr. Webb may, as a result of such relationship, be deemed to share the power to dispose with respect to the shares held by Mr. Webb.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

CUSIP NO. 354596-10-8                 13G                     PAGE 6 OF 6 PAGES


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

ITEM 10.  CERTIFICATION

      Not applicable.


                                SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 24, 1996

MARTSIE D. WEBB

BY /s/ KENT H. COLLINS for Martsie D. Webb
   ---------------------------------------
Martsie D. Webb by Kent H. Collins,
Attorney-in-Fact pursuant to a Power of
Attorney dated May 1995, a copy of which is
filed herewith and incorporated herein by
reference.


DATED: June 24, 1996

DENNIS R. WEBB

By /s/ KENT H. COLLINS for Dennis R. Webb
   ----------------------------------------
Dennis R. Webb by Kent H. Collins,
Attorney-in-Fact pursuant to a Power of
Attorney dated April 28, 1995, a copy of which
is filed herewith and incorporated herein by
reference.


                                AGREEMENT

        The undersigned agree that this Amendment No. 3 to Schedule 13G of Dennis R. Webb and Martsie D. Webb relating to the shares of Common Stock of Franklin Quest Co. shall be filed on behalf of the undersigned.

DATED: June 24, 1996

MARTSIE D. WEBB

BY /s/ KENT H. COLLINS for Martsie D. Webb
   ---------------------------------------
Martsie D. Webb by Kent H. Collins,
Attorney-in-Fact pursuant to a Power of
Attorney dated May 1995, a copy of which is
filed herewith and incorporated herein by
reference.


DATED: June 24, 1996

DENNIS R. WEBB

By /s/ KENT H. COLLINS for Dennis R. Webb
   ----------------------------------------
Dennis R. Webb by Kent H. Collins,
Attorney-in-Fact pursuant to a Power of
Attorney dated April 28, 1995, a copy of which
is filed herewith and incorporated herein by
reference.

                            GENERAL POWER OF ATTORNEY

                  I, Martsie D. Webb, of Salt Lake County, State of Utah, designate Kent H. Collins as my attorney in fact and agent (subsequently called "my agent") to act in my name and for my benefit. I grant to my agent full power and authority to do everything necessary in exercising any of the powers herein granted as fully as I might or could do if personally present and fully competent, with full power of substitution or revocation, hereby ratifying and confirming all that my agent shall lawfully do or cause to be done by virtue of this power of attorney and the powers herein granted.

         1.       Powers and Authority.

                  1.01 General Grant of Power. My agent shall have power to perform any act, power, duty, right or obligation whatsoever that I now have or may hereafter acquire, relating to any person, matter, transaction or property, real or personal, tangible or intangible, now owned or hereafter acquired by me, including, without limitation, the powers specifically enumerated in paragraph
1.02 below.

                  1.02 Specific Powers. Without in any way limiting the generality of the power and authority conferred upon my agent under paragraph 1.01, my agent shall have and may exercise the specific powers set forth below.

                             (a)     Powers of Collection and Payment.  To
forgive, request, demand, sue for, recover, collect, receive and hold all sums of money, debts, dues, commercial paper, checks, drafts, accounts, deposits, legacies, bequests, devises, notes, interests, stock certificates, bonds, dividends, certificates of deposit, annuities, pension, profit sharing, retirement, social security, medicare, insurance and other contractual benefits and proceeds, all documents of title, all property and property rights, real or personal, intangible and tangible, and demands whatsoever, liquidated or unliquidated, now or hereafter owned by, or due, owing, payable or belonging to, me or which I have or may hereafter acquire an interest; to have, use, and take all lawful means and equitable and legal remedies and proceedings in my name for the collection and recovery thereof, and to adjust, sell, compromise and agree for the same, and to execute and deliver for me, on my behalf, and in my name, all endorsements, releases, receipts or other sufficient discharges for the same.

                             (b)     Power to Acquire and Sell.  To acquire,
purchase, exchange, grant options to sell, assign and convey real or personal property, tangible or intangible, or interests therein, on such terms and conditions as my agent shall deem proper.

                             (c)     Management Powers.  To maintain, repair,
improve, invest, manage, insure, rent, lease, encumber, partition and in any manner deal with any real or personal property, tangible or intangible, or any interest therein, that I now own or may hereafter acquire, upon such terms and conditions as my agent shall deem proper, and to transfer any or all of my assets to the trustee of any revocable living trust which I may have created.

                             (d)     Banking Powers.  To make, receive and
endorse checks and drafts, deposit and withdraw funds, acquire and redeem certificates of deposit, in banks, savings and loan associations and other institutions, execute or release such deeds of trust or other security agreements as may be necessary or proper in the exercise of the rights and powers herein granted.

                             (e)     Motor Vehicles.  To apply for a certificate
of title upon, and endorse and transfer title to, any motor vehicle, and to represent in such transfer assignment that the title to said motor vehicle is free and clear of all liens and encumbrances except those specifically set forth in such transfer assignment.

                             (f)     Business Interests.  To conduct or
participate in any lawful business of whatever nature; to execute partnership agreements and amendments thereto; to incorporate, reorganize, merge, consolidate, recapitalize, sell, liquidate or dissolve any business; to elect or employ officers, directors and agents; to carry out the provisions of any agreement for the sale of any business interest or the stock therein; and to exercise voting rights with respect to stock, either in person or by proxy, and exercise stock options.

                             (g)     Tax Powers. To prepare, sign and file joint
or separate income tax returns or declarations of estimated tax for any year or years; to prepare, sign and file gift tax returns with respect to gifts made by me for any year or years; to consent to any gift and to utilize any gift-splitting provision or other tax election; and to prepare, sign and file any claims for refund of any tax.

                             (h)     Safe Deposit Boxes.  To have access at any
time or times to any safe deposit box rented by me, wheresoever located, and any institution in which any such safe deposit box may be located shall not incur any liability to me or my estate as a result of permitting my agent to exercise this power.

                             (i)     Care of Principal.  To arrange, contract
for, consent to or approve on my behalf any necessary medical or other professional care, counsel, treatment or service by a licensed or certified professional person or institution engaged in the practice of or providing a healing art or health care, including admission to a hospital or nursing home or other health or residential care facility.

         2. Revocability. This power is revocable, provided that insofar as any governmental agency, bank, depository, trust company, insurance company, other corporation, transfer agent, investment banking company, or other person is concerned, who shall rely upon this power, this power may be revoked only by a notice in writing executed by me or my agent and delivered to such person or institution.

         3. Interpretation. This instrument is to be construed and interpreted as a general power of attorney. The enumeration of specific powers herein is not intended to, nor does it, limit or restrict the general powers herein granted to my agent.

         4. Third-Party Reliance. Third parties may rely upon the representations of my agent as to all matters relating to any power granted to my agent, and no person who may act in reliance upon the representations of my agent or the authority granted to my agent shall incur any liability to me or my estate as a result of permitting my agent to exercise any power.

         5.       Disability of Principal.

                  5.01 Disability. This General Power of Attorney shall not be effected by my incapacity or disability.

                  5.02 Determination of Incapacity. If my agent at any time during my life receives a written statement signed by my personal physician stating that he considers me to be so mentally or physically incapacitated as to be unable to effectively manage or apply my estate to appropriate ends, then, whether or not I may have been adjudicated or certified an incapacitated or incompetent person and notwithstanding any contrary direction from me, I shall be considered to be incapacitated or disabled for purposes of this General Power of Attorney.

                  5.03 Restoration of Capacity. If at any time after I am determined to be incapacitated under Article 5.02 my agent receives a written statement signed by my personal physician that I am no longer so mentally or physically incapacitated as to be unable to effectively manage or apply my estate to appropriate ends, such restoration will not terminate the authority of my agent hereunder, but will empower me to revoke this General Power of Attorney by written instrument.

         6. Life Insurance on Life of Agent. Notwithstanding any other provision of this General Power of Attorney, my agent shall have no rights or powers hereunder with respect to any policy of insurance, owned by me, insuring the life of my agent.

         7. Fiduciary Powers. Notwithstanding any other provision of this General Power of Attorney, my agent shall have no rights or powers hereunder with respect to any act, power, duty, right or obligation relating to any person, matter, transaction or property owned by me or in my custody as a trustee, custodian, personal representative or other fiduciary capacity.

         8. Governing Law. This General Power of Attorney is executed and delivered in the State of Utah, and the laws of the State of Utah shall govern all questions as to the validity of this power and as to the construction of its provisions.

         9. Counterparts and Photographic Copies. This General Power of Attorney is executed in 4 counterparts. Each executed counterpart and any photographic copy of this General Power of Attorney shall have the force and effect of the original.

         IN WITNESS WHEREOF, I have executed this General Power of Attorney this ____ day of May, 1995.

                                          /s/ MARTSIE D. WEBB
                                          --------------------------------------
                                          Martsie D. Webb

STATE OF UTAH                        )
                                     : ss.
COUNTY OF SALT LAKE                  )

         On the ____ day of May, 1995, personally appeared before me Martsie D. Webb, the signer of the above instrument, who duly acknowledged to me that she executed the same.

                                                 /s/ ANTHONY D. FENTON
                                                 ------------------------------
(SEAL)                                           Notary Public
                                                 Residing at:
                                                             ------------------
My Commission Expires:
                                                 ------------------------------

- ---------------------                            ------------------------------




                                                  SPECIMEN SIGNATURE OF AGENT:

                                                  /s/ KENT H. COLLINS
                                                  -----------------------------
                                                  Kent H. Collins

                            GENERAL POWER OF ATTORNEY

                  I, Dennis R. Webb, of Salt Lake County, State of Utah, designate Kent H. Collins as my attorney in fact and agent (subsequently called "my agent") to act in my name and for my benefit. I grant to my agent full power and authority to do everything necessary in exercising any of the powers herein granted as fully as I might or could do if personally present and fully competent, with full power of substitution or revocation, hereby ratifying and confirming all that my agent shall lawfully do or cause to be done by virtue of this power of attorney and the powers herein granted.

         1.       Powers and Authority.

                  1.01 General Grant of Power. My agent shall have power to perform any act, power, duty, right or obligation whatsoever that I now have or may hereafter acquire, relating to any person, matter, transaction or property, real or personal, tangible or intangible, now owned or hereafter acquired by me, including, without limitation, the powers specifically enumerated in paragraph
1.02 below.

                  1.02 Specific Powers. Without in any way limiting the generality of the power and authority conferred upon my agent under paragraph 1.01, my agent shall have and may exercise the specific powers set forth below.

                             (a)     Powers of Collection and Payment.  To
forgive, request, demand, sue for, recover, collect, receive and hold all sums of money, debts, dues, commercial paper, checks, drafts, accounts, deposits, legacies, bequests, devises, notes, interests, stock certificates, bonds, dividends, certificates of deposit, annuities, pension, profit sharing, retirement, social security, medicare, insurance and other contractual benefits and proceeds, all documents of title, all property and property rights, real or personal, intangible and tangible, and demands whatsoever, liquidated or unliquidated, now or hereafter owned by, or due, owing, payable or belonging to, me or which I have or may hereafter acquire an interest; to have, use, and take all lawful means and equitable and legal remedies and proceedings in my name for the collection and recovery thereof, and to adjust, sell, compromise and agree for the same, and to execute and deliver for me, on my behalf, and in my name, all endorsements, releases, receipts or other sufficient discharges for the same.

                             (b)     Power to Acquire and Sell.  To acquire,
purchase, exchange, grant options to sell, assign and convey real or personal property, tangible or intangible, or interests therein, on such terms and conditions as my agent shall deem proper.

                             (c)     Management Powers.  To maintain, repair,
improve, invest, manage, insure, rent, lease, encumber, partition and in any manner deal with any real or personal property, tangible or intangible, or any interest therein, that I now own or may hereafter acquire, upon such terms and conditions as my agent shall deem proper, and to transfer any or all of my assets to the trustee of any revocable living trust which I may have created.

                             (d)     Banking Powers.  To make, receive and
endorse checks and drafts, deposit and withdraw funds, acquire and redeem certificates of deposit, in banks, savings and loan associations and other institutions, execute or release such deeds of trust or other security agreements as may be necessary or proper in the exercise of the rights and powers herein granted.

                             (e)     Motor Vehicles.  To apply for a certificate
of title upon, and endorse and transfer title to, any motor vehicle, and to represent in such transfer assignment that the title to said motor vehicle is free and clear of all liens and encumbrances except those specifically set forth in such transfer assignment.

                             (f)     Business Interests.  To conduct or
participate in any lawful business of whatever nature; to execute partnership agreements and amendments thereto; to incorporate, reorganize, merge, consolidate, recapitalize, sell, liquidate or dissolve any business; to elect or employ officers, directors and agents; to carry out the provisions of any agreement for the sale of any business interest or the stock therein; and to exercise voting rights with respect to stock, either in person or by proxy, and exercise stock options.

                             (g)     Tax Powers. To prepare, sign and file joint
or separate income tax returns or declarations of estimated tax for any year or years; to prepare, sign and file gift tax returns with respect to gifts made by me for any year or years; to consent to any gift and to utilize any gift-splitting provision or other tax election; and to prepare, sign and file any claims for refund of any tax.

                             (h)     Safe Deposit Boxes.  To have access at any
time or times to any safe deposit box rented by me, wheresoever located, and any institution in which any such safe deposit box may be located shall not incur any liability to me or my estate as a result of permitting my agent to exercise this power.

                             (i)     Care of Principal.  To arrange, contract
for, consent to or approve on my behalf any necessary medical or other professional care, counsel, treatment or service by a licensed or certified professional person or institution engaged in the practice of or providing a healing art or health care, including admission to a hospital or nursing home or other health or residential care facility.

         2. Revocability. This power is revocable, provided that insofar as any governmental agency, bank, depository, trust company, insurance company, other corporation, transfer agent, investment banking company, or other person is concerned, who shall rely upon this power, this power may be revoked only by a notice in writing executed by me or my agent and delivered to such person or institution.

         3. Interpretation. This instrument is to be construed and interpreted as a general power of attorney. The enumeration of specific powers herein is not intended to, nor does it, limit or restrict the general powers herein granted to my agent.

         4. Third-Party Reliance. Third parties may rely upon the representations of my agent as to all matters relating to any power granted to my agent, and no person who may act in reliance upon the representations of my agent or the authority granted to my agent shall incur any liability to me or my estate as a result of permitting my agent to exercise any power.

         5.       Disability of Principal.

                  5.01 Disability. This General Power of Attorney shall not be effected by my incapacity or disability.

                  5.02 Determination of Incapacity. If my agent at any time during my life receives a written statement signed by my personal physician stating that he considers me to be so mentally or physically incapacitated as to be unable to effectively manage or apply my estate to appropriate ends, then, whether or not I may have been adjudicated or certified an incapacitated or incompetent person and notwithstanding any contrary direction from me, I shall be considered to be incapacitated or disabled for purposes of this General Power of Attorney.

                  5.03 Restoration of Capacity. If at any time after I am determined to be incapacitated under Article 5.02 my agent receives a written statement signed by my personal physician that I am no longer so mentally or physically incapacitated as to be unable to effectively manage or apply my estate to appropriate ends, such restoration will not terminate the authority of my agent hereunder, but will empower me to revoke this General Power of Attorney by written instrument.

         6. Life Insurance on Life of Agent. Notwithstanding any other provision of this General Power of Attorney, my agent shall have no rights or powers hereunder with respect to any policy of insurance, owned by me, insuring the life of my agent.

         7. Fiduciary Powers. Notwithstanding any other provision of this General Power of Attorney, my agent shall have no rights or powers hereunder with respect to any act, power, duty, right or obligation relating to any person, matter, transaction or property owned by me or in my custody as a trustee, custodian, personal representative or other fiduciary capacity.

         8. Governing Law. This General Power of Attorney is executed and delivered in the State of Utah, and the laws of the State of Utah shall govern all questions as to the validity of this power and as to the construction of its provisions.

         9. Counterparts and Photographic Copies. This General Power of Attorney is executed in 4 counterparts. Each executed counterpart and any photographic copy of this General Power of Attorney shall have the force and effect of the original.

         IN WITNESS WHEREOF, I have executed this General Power of Attorney this 28th day of April, 1995.


                                          /s/ DENNIS R. WEBB
                                          --------------------------------------
                                          Dennis R. Webb

STATE OF UTAH                        )
                                     : ss.
COUNTY OF SALT LAKE                  )

         On the 28th day of April, 1995, personally appeared before me Dennis R. Webb, the signer of the above instrument, who duly acknowledged to me that he executed the same.

                                                 /s/ KIMBERLY S. RIDER
                                                 -------------------------------
(SEAL)                                           Notary Public
                                                 Residing at: 1527 East Lake-
My Commission Expires:                           wood Drive
                                                 -------------------------------
April 11, 1997                                   Salt Lake City, Utah 84117
- ----------------------                           -------------------------------




                                                 SPECIMEN SIGNATURE OF AGENT:



                                                 /s/ KENT H. COLLINS
                                                 -------------------------------
                                                 Kent H. Collins